UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
OncoGenex Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
     835692203
(CUSIP Number)
                    August 21, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	056332109	Page	2	of	5

1	NAMES OF REPORTING PERSONS Ventures West Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia, Canada

	5	SOLE VOTING POWER

NUMBER OF		926,819(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		926,819(1)

WITH:	8	SHARED DISPOSITIVE POWER

-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

926,819(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) 845,643 shares of common stock are held of record by Ventures West 7 Limited Partnership, whose general partner is Ventures West 7 Management Ltd, an entity wholly owned by Ventures West Capital Ltd. and whose officers are similar to the officers of Ventures West Capital Ltd and 81,176 shares of common stock are held of record by Ventures West 7 U.S. Limited Partnership, whose manager is Ventures West 7 Management (International) Inc., an entity controlled by Ventures West Capital Ltd. and whose officers are similar to the officers of Ventures West Capital Ltd. All transactions involving securities held by Ventures West 7 Limited Partnership and Ventures West 7 U.S. Limited Partnership are completed in parallel.

CUSIP No.	056332109	Page	3	of	5

Item 1(a).	Name of Issuer: OncoGenex Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1522 217 Place, N.E. Bothell, Washington 98021

Item 2(a).	Name of Person Filing:

Ventures West Capital Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Suite 2500-1066 West Hastings Street Vancouver BC V6E 3X1

Item 2(c).	Citizenship: British Columbia, Canada

Item 2(d).	Title of Class of Securities: Common Stock, par value $.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number: 835692203

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)☐	An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f)☐	An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g)☐	A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h)☐	A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.	056332109	Page	4	of	5

Item 4.	Ownership.
(a)	Amount beneficially owned: 926,819 shares

(b)	Percent of class: 16.8%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 926,819

(ii)	shared power to vote or to direct the vote:0

(iii)	sole power to dispose or to direct the disposition of: 926,819

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No.	056332109	Page	5	of	5
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2008	VENTURES WEST CAPITAL LTD.
	By:	/s/ Howard Riback
Howard Riback
Chief Financial Officer